EXHIBIT 99.1

Evaxion Receives Nasdaq Notification

COPENHAGEN, Denmark, May 10, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, today announced that on May 7, 2024, it received a letter (the “Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department notifying the Company that it is not currently in compliance with the minimum stockholders’ equity requirement.

Nasdaq Listing Rule 5550(b)(1) requires listed companies to maintain stockholders’ equity of at least $2,500,000. In the Company’s Form 20-F for the fiscal year ended December 31, 2023, the Company reported stockholders’ equity of ($4,729,000). The Company has determined that its current deficiency in minimum stockholder’s equity is a result of the IFRS accounting treatment of its investor warrants that are treated as a derivative liability, hence reducing equity. The Company is working on mitigating the impact of this accounting treatment to ensure full compliance with Nasdaq listing rules. Nasdaq has also determined that the Company does not meet the alternatives of market value of listed securities or net income from continuing operations for continued listing. In accordance with Nasdaq Rule 5810(c)(2)(A), the Company has 45 calendar days from the date of the Letter, or until June 21, 2024, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from the date of the Letter, or until November 03, 2024, to evidence compliance.

The Company’s business operations are not affected by the receipt of the Letter. The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable.

The notification letter has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on The Nasdaq Capital Market during this period, subject to the Company’s compliance with other listing standards.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech